    For the year ended December 31, 2007, the Reynolds Funds all earned income from U.S. Treasury Bills as follows:

Reynolds Blue Chip Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	59.65%
Reynolds Oppurtunity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	17.12%
Reynolds Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	57.01%

    For residents of Massachusetts the amount of the capital gain distributions from assets held for more than one year can be determined by multiplying the amount in Box 2a, Form 1099-DIV by:

	1-2 years	2-3 years	3-4 years	4-5 years	5-6 years	6 or more years
Reynolds Opportunity Fund . . . . . . . .	23.14%	6.22%	8.43%	50.88%	None	11.33%

    The Reynolds Blue Chip and Reynolds Fund did not pay any capital gain distributions this year.

    This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in your state of residence, please consult your tax adviser.

DST Output Item #541136